Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129019

August 25, 2006

Prospectus Supplement No. 6
To Prospectus Dated April 13, 2006

of

ADVANCED CELL TECHNOLOGY, INC.

Relating to

20,397,296 SHARES OF COMMON STOCK

This prospectus supplement supplements our prospectus dated April 13, 2006, relating to the sale by certain selling stockholders of up to 20,397,296 shares of common stock of Advanced Cell Technology, Inc. held by or issuable to the selling stockholders, as follows:

•                                            up to 9,685,326 shares of common stock underlying convertible debentures held by certain selling security holders in the aggregate original principal amount of $22,276,750,

•                                            up to 6,004,902 shares issuable upon the exercise of common stock purchase warrants held by certain of the selling security holders, and

•                                            in accordance with our contractual obligations, up to an additional 4,707,068 shares issuable upon conversion of the debentures and upon exercise of the warrants.

You should read this supplement in conjunction with the prospectus.  This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

EXERCISE OF ADDITIONAL INVESTMENT OPTION; REPRICING OF WARRANTS

Sale of Additional Convertible Debentures and Warrants.

On August 23, 2006, we received notices from substantially all of the holders of our amortizing convertible debentures and common stock purchase warrants issued under the securities purchase agreement dated as of September 15, 2005 between us and the holders of those instruments indicating that the holders providing the notice (whom we refer to as the “subsequent purchasers”) have exercised their additional investment option under section 4.18 of the securities purchase agreement.  The subsequent purchasers will purchase additional amortizing convertible debentures and warrants to purchase shares of our common stock for an aggregate purchase price of approximately $8,500,000.   We expect the transaction to close on or about September 7, 2006.

The terms and conditions of the additional debentures and warrants will be identical to those set forth in the original debentures and warrants issued under the securities purchase agreement; provided, however, that (i) the conversion price of the additional debentures will be equal to the lesser of (A) the current conversion price of the debentures issued at the initial closing and (B) the lesser of (1) the average of the five closing prices of our common stock immediately prior to the notice of exercise of the additional investment and (2) $2.50, and (ii) the exercise price of the additional warrants will be equal to the lesser of (A) the current exercise price of the warrants issued at the initial closing and (B) 110% of the lesser of (1) the average of the five closing prices of our common stock immediately prior to the notice of exercise of the additional investment and (2) $2.50.

In connection with the purchase, we expect to enter into a new securities purchase agreement, registration rights agreement and related documents substantially identical to those agreements and other documents executed and delivered in connection with the original investment in September 2005.

Pursuant to the terms of the additional investment option, we will be required to file, within 20 days after the closing of the sale of the additional debentures and warrants, a registration statement with the Securities and Exchange Commission registering on behalf of the subsequent purchasers the resale of the shares of common stock issuable upon conversion of the additional debentures and the exercise of the additional warrants.

Repricing of Common Stock Purchase Warrants.

On August 24, 2006 we agreed to reduce the exercise price of our outstanding warrants to purchase shares of our common stock issued September 15, 2005 (which we refer to as the “$2.53 warrants”) from the original exercise price of $2.53 per share to $0.95 for a period beginning at 8:30 a.m. EST on August 25, 2006, and continuing until 5:00 p.m. EST on August 28, 2006, provided that a minimum of 85% of the holders of the $2.53 warrants exercise the warrants as repriced.  Upon expiration of this repricing period, the exercise price of the $2.53 warrants will immediately be restored to $2.53 per share.  We anticipate the receipt of approximately $5,000,000 from the exercise of these warrants.

On August 24, 2006, we also agreed to reduce the exercise price of our outstanding $1.27 warrants to purchase shares of our common stock (which we refer to as the “$1.27 warrants”) from the original exercise price of $1.27 to $0.95 for a period of one year, provided that a minimum of 85% of the holders of the $2.53 warrants exercise the $2.53 warrants as repriced, as described in the preceding paragraph.  Upon expiration of the one-year repricing term, the exercise price of the $1.27 warrants will immediately be restored to $1.27 per share.  The shares underlying the $1.27 warrants are not subject to a current registration statement.

In connection with the repricing, we have agreed to issue replacement warrants to all holders exercising their repriced warrants within the repricing periods described above.  The replacement warrants will be identical to the exercised warrants, except that the replacement warrants will have an exercise price of $1.60 per share.  The replacement warrants issued to holders of existing warrants will be included in the registration statement that we are required to file with respect to the exercise of the additional investment option described above.  We will exercise reasonable efforts to include the replacement warrants issued to the holders of $1.27 warrants in our next filed registration statement.

As a condition to participating in the repricing, each holder exercising repriced warrants agrees that the repricing of the $2.53 warrants and $1.27 warrants and the issuance of the replacement warrants will not trigger the antidilution provisions of the $2.53 warrants or of our amortizing convertible debentures.